UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File Number 001-13461
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
Group 1 Automotive, Inc. 401(k) Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Group 1 Automotive, Inc.
800 Gessner, Suite 500
Houston, Texas 77024

REQUIRED INFORMATION
The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed for the Group 1 Automotive, Inc. 401(k) Savings Plan:

Financial Statements and Supplemental Schedule

Reports of Independent Registered Public Accounting Firms

Statements of Net Assets Available for Benefits — December 31, 2007 and 2006

Statement of Changes in Net Assets Available for Benefits — For the Year Ended December 31, 2007

Notes to Financial Statements — December 31, 2007 and 2006

Supplemental Schedule H, Line 4a — Delinquent Deposits of Participant Contributions and Participant Loan Repayments

Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

Signature

Exhibits

Consent of UHY LLP (Exhibit 23.1)

Consent of Weinstein Spira & Company, P.C. (Exhibit 23.2)

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
Houston, Texas
FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
CONTENTS

Page

Reports of Independent Registered Public Accounting Firms	2

Financial Statements

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

Supplemental Schedules*

Schedule H — Line 4a — Delinquent Deposits of Participant Contributions and Participant Loan Repayments	11

Schedule H — Line 4i — Schedule of Assets (Held at End of Year)	12

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable or required.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of
Group 1 Automotive, Inc. 401(k) Savings Plan
Houston, Texas
We have audited the accompanying statement of net assets available for benefits of the Group 1 Automotive, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2006 were audited by other auditors whose report dated June 27, 2007, express an unqualified opinion on those statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Group 1 Automotive, Inc. 401(k) Savings Plan as of December 31, 2007 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent deposits of participant contributions and participant loan repayments and supplemental schedule of assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ UHY LLP
Houston, Texas
June 27, 2008

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Plan Administrator
Group 1 Automotive, Inc. 401(k) Savings Plan
Houston, Texas
We have audited the accompanying Statement of Net Assets Available for Benefits of the Group 1 Automotive, Inc. 401(k) Savings Plan as of December 31, 2006. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Group 1 Automotive, Inc. 401(k) Savings Plan as of December 31, 2006, in conformity with generally accepted accounting principles in the United States of America.
/s/ Weinstein Spira & Company, P.C.
Houston, Texas
June 27, 2007

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS
Investments, at fair value
Interest-bearing cash	$316,406	$96,690
Mutual funds	87,174,008	80,063,441
Common/collective trust funds	18,668,099	20,010,085
Common stock	1,486,190	2,860,561
Participant loans	4,220,254	3,881,478

Total Investments	111,864,957	106,912,255

Receivables
Employer contributions	—	292,201
Participant contributions	923,398	1,015,205
Accrued income	10,294	5,764

Total Receivables	933,692	1,313,170

TOTAL ASSETS	112,798,649	108,225,425

LIABILITIES
Excess contributions refundable	547,934	651,565

TOTAL LIABILITIES	547,934	651,565

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	112,250,715	107,573,860

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(124,888)	282,690

NET ASSETS AVAILABLE FOR BENEFITS	$112,125,827	$107,856,550

The accompanying notes are an integral part of these financial statements.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS TO NET ASSETS
Investment Income
Net appreciation in fair value of investments	$6,429,374
Interest and dividends	323,849

Total Investment Income	6,753,223

Contributions
Employer	2,939,067
Participants	13,479,736
Rollover	1,400,907

Total Contributions	17,819,710

Total Additions To Net Assets	24,572,933

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	(20,228,640)
Administrative expenses	(75,016)

Total Deductions From Net Assets	(20,303,656)

NET INCREASE IN NET ASSETS	4,269,277

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	107,856,550

End of Year	$112,125,827

The accompanying notes are an integral part of these financial statements.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(1)	DESCRIPTION OF THE PLAN

General — Group 1 Automotive, Inc. 401(k) Savings Plan (the “Plan”) is a defined contribution plan, adopted July 1, 1999, covering all employees of Group 1 Automotive, Inc. (the “Company”). Effective January 1, 2007, the Plan was amended to increase the limit on the amount a participant may contribute from 15% to 50% of pretax annual eligible compensation subject to IRS limitations. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Eligibility — An employee is eligible to become a participant in the Plan after being credited with 90 days of service and having attained age 18.

Contributions — Participants may elect to make pretax contributions to the Plan in an amount up to 50% of their eligible annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may contribute a discretionary amount based on the amount the participant contributes to the Plan. The matching Company contribution may be in the form of cash or shares of Company stock or a combination, but has been historically in cash. The Board of Directors shall determine, by business unit, whether employer matching contributions will be made for the plan year, the matching percentage, and the percentage of a participant’s compensation upon which the match shall be based for each payroll period. Contributions are subject to certain limitations.

Participant contributions are limited to $15,500 for 2007. This limitation is adjusted periodically to reflect cost-of-living increases. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions ($5,000 for 2007). During 2007, the Company contributed a discretionary matching contribution equal to 50% of each corporate participant’s contribution limited to 6% of eligible compensation and 50% for all other participants’ contributions limited to 4% of eligible compensation.

Participant Accounts — Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contributions and plan earnings, and at times, charged with an allocation of administrative expenses. Allocations are based on participant contributions, participant earnings or account balances, as defined in the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — A participant is immediately fully vested with respect to the portion of their account attributable to participant contributions and rollover contributions plus actual earnings thereon. Vesting in the remainder of each participant’s account plus earnings thereon is based on years of continuous service. With respect to the employer matching contribution, vesting is as follows:

Years of Service	Vesting Percentage
less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%
Forfeitures — Forfeited employer matching contributions will be used to pay for administrative expenses or to reduce future employer contributions. For the year ended December 31, 2007, forfeitures amounting to $684,472 were used to reduce employer contributions. For the year ended December 31, 2006, forfeitures amounting to $59,855 were used to pay for administrative expenses. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $361,797 and $663,905, respectively.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
Investments — Each participant directs the investment of their account into any of the available investment options offered by the Plan, including shares of Company stock.

Loans to Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the Participant loan fund. Loan terms range from 1-5 years or longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates. Interest rates on loans outstanding at December 31, 2007 range from 5.0% to 11.0%. Principal and interest is paid ratably through payroll deductions.

Administrative Expenses — Fees and expenses incurred in the administration of the Plan, to the extent not paid by the Company, are charged to and paid from the Plan’s assets.

Form of Benefits — On termination of service due to death, disability, or retirement, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The participant may elect to have the distribution received in cash or in shares of Company stock.

In-Service Withdrawals — A participant may withdraw from his or her rollover contribution account any or all amounts held in such account at any time. A participant who has attained age 59 1/2 may withdraw from his or her account an amount not exceeding his or her vested account balance. A participant who has suffered financial hardship may withdraw the lesser of his or her vested account balance or the amount of financial hardship as defined in the Plan.

Plan Termination — The Company has the right under the Plan to terminate the Plan subject to provisions set forth in ERISA (1974). Upon termination, the assets then remaining shall be subject to the applicable provisions of the Plan then in effect and shall be used until exhausted to pay benefits to employees in the order of entitlement. In addition, all participants would become fully vested in their accrued benefits, including employer contributions and earnings, as of the date of termination.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Interest income is recognized when earned.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the reported amounts of changes in net assets available for benefits and disclosures during the reporting period. Actual results could differ from those estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Risks and Uncertainties — The Plan provides for several investment options, which are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
Valuation of Investments — Investments are stated at market value based upon quoted market prices, if available, or fair value as of the Plan year end as determined by the trustee of the Plan’s assets. In accordance with accounting principles generally accepted in the United States, investments are valued at fair value, net unrealized appreciation or depreciation is included in the carrying value of related investments in the Statements of Net Assets Available for Benefits and the changes in the net unrealized appreciation or depreciation are reflected in the Statement of Changes in Net Assets Available for Benefits. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

As described in the Financial Accounting Standards Board (the “FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in fully benefit-responsive investment contracts held in the Merrill Lynch Retirement Preservation Trust, a common/collective trust fund. The Plan’s Statements of Net Assets Available for Plan Benefits presents the fair value of these investment contracts as well as the related adjustment from fair value to contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Payment of Benefits — Benefits are recorded when paid.

Recent Accounting Pronouncements — In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The statement does not require new fair value measurements, but is applied to the extent that other accounting pronouncements require or permit fair value measurements. The statement emphasizes fair value as a market-based measurement that should be determined based on the assumptions market participants would use in pricing an asset or liability. Companies will be required to disclose the extent to which fair value is used to measure assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period.

In November 2007, the FASB deferred for one year the implementation of SFAS No. 157 for non-financial assets and liabilities. At this time, the Company is evaluating, but has not yet determined, the impact that the adoption of SFAS No. 157 for non-financial assets and financial liabilities will have on its statement of net assets available for benefits or statement of changes in net assets available for benefits.

The Plan’s investments in common stocks and mutual funds are stated at fair value and are based upon quoted market prices. Investments in the Company’s common stock are valued at fair value and based on quoted market prices. Shares of common/collective funds are valued at net asset value and for investment contracts valuation is measured at fair value, with reconciliation to contract value for fully benefit responsive investments contracts, as determined by the trustee of the Plan’s assets. SFAS 157 is effective as of the beginning of the Plan’s first fiscal year that begins after November 15, 2007. We do not expect SFAS 157 to have material effect on the Plan’s net assets available for benefits nor changes in net assets available for benefits.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(3)	INVESTMENTS

The following investments at December 31, 2007 and 2006 are recorded at fair market value. Investments noted with an asterisk represent more than 5% of the Plan’s net assets at December 31, 2007 and 2006.

	2007		2006

Interest-Bearing Cash
Merrill Lynch Trust Company	$316,406		$96,690
Mutual Funds
Van Kampen Growth & Income Fund	12,680,403	*	11,689,726	*
American Bond Fund of America	11,225,120	*	—
ING International Value Fund	10,410,088	*	—
American Growth Fund of America	10,142,704	*	16,455,017	*
Alger Capital Appreciation Institutional Portfolio Fund	9,910,548	*	—
MFS International Growth Fund	9,545,898	*	6,161,841	*
Allianz NFJ Small-Cap Value Fund	9,501,607	*	10,996,424	*
The Oakmark Equity & Income Fund	5,297,203		4,972,141
Munder Mid-Cap Core Growth Fund	4,300,599		3,812,519
Columbia Mid-Cap Value Fund	2,645,327		—
Van Kampen Small Cap Growth Fund	1,514,449		—
Blackrock Total Return Portfolio Fund	62		—
Blackrock Bond Core Fund	—		14,577,672	*
Blackrock Fundational Growth Fund	—		4,598,915
Federated International Equity Fund	—		3
ING Pilgrim International Fund	—		6,799,165	*
Massachusetts Investors Growth Stock Fund	—		18
Common/Collective Trust Funds
Merrill Lynch Retirement Preservation Trust Fund	13,876,410	*	14,883,899	*
Merrill Lynch Equity Index Trust II Fund	4,791,689		—
Merrill Lynch Equity Index Trust I Fund	—		5,126,186
Common Stock
Group 1 Automotive, Inc.	1,486,190		2,860,561
Participant Loans	4,220,254		3,881,478

	$111,864,957		$106,912,255

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as, held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$7,177,941
Common/collective trust funds	870,976
Group 1 Automotive, Inc. common stock	(1,619,543)

$6,429,374

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(4)	INCOME TAX STATUS

The Internal Revenue Service has ruled in a letter dated September 24, 2001, that the Plan was designed under and in compliance with the applicable sections of the Internal Revenue Code (“IRC”) and, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter to comply with IRS guidelines. The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. No provision for income taxes, therefore, has been included in the Plan’s financial statements.

(5)	PARTIES-IN-INTEREST

The Plan invests in various funds offered by Merrill Lynch Trust Company (“Merrill Lynch”). These investments are considered party-in-interest transactions because Merrill Lynch serves as asset custodian for the Plan. The Plan Administrator has approved of these investment options. Fees paid by the Plan to Merrill Lynch for administrative services rendered amounted to $75,016 for the year ended December 31, 2007. Certain Plan administrative costs have been paid by the Company.

(6)	EXCESS CONTRIBUTIONS REFUNDABLE

The Plan was required to return excess contributions for the year ended December 31, 2007 and 2006 in the amount of $547,934 and $651,565, respectively, which includes the earnings, to certain active participants to satisfy the relevant non-discrimination provisions of the Plan. The refunds were made within two and a half months after the Plan year. Therefore the amounts were recorded as a liability of the Plan.

(7)	DISTRIBUTIONS PAYABLE

At December 31, 2007 and 2006, amounts allocated to accounts of persons who have requested distributions from the Plan, but have not been paid as of year end was approximately $309,139 and $66,807, respectively. These distributions are not reported as a liability on the statement of net assets for benefits, in accordance with generally accepted accounting principles in the United States of America.

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT DEPOSITS OF
PARTICIPANT CONTRIBUTIONS AND PARTICIPANT LOAN REPAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

Plan Number 001 EIN 76-0506313

	Relationship
	to Plan
Identity of	Employer of
Party	Other Party-		Amount on
Involved	In-Interest	Description of Transaction	Line 4(a)	Loss Interest

Group 1 Automotive, Inc.	Plan Sponsor	December 2006 participant contribution deferrals not remitted to the Plan until February 27, 2007.	$886.35	$27.36

Group 1 Automotive, Inc.	Plan Sponsor	June 2006 through February 2007 participant contribution deferrals not remitted to the Plan until February 27, 2007.	2,275.05	167.62

Group 1 Automotive, Inc.	Plan Sponsor	April 2005 through January 2007 participant contribution deferrals not remitted to the Plan until February 14, 2007.	9,555.72	1,088.49

Group 1 Automotive, Inc.	Plan Sponsor	April 2007 participant contribution deferrals not remitted to the Plan until April 23, 2007.	252.80	6.27

Group 1 Automotive, Inc.	Plan Sponsor	September 2006 through February 2007 participant contribution deferrals not remitted to the Plan until April 23, 2007.	735.20	28.08

Group 1 Automotive, Inc.	Plan Sponsor	February 2007 participant contribution deferrals not remitted to the Plan until July 23, 2007.	146.28	6.67

Group 1 Automotive, Inc.	Plan Sponsor	May 2007 participant contribution deferrals not remitted to the Plan until May 23, 2007.	441.96	0.14

Group 1 Automotive, Inc.	Plan Sponsor	August 2007 participant contribution deferrals not remitted to the Plan until September 4, 2007.	606.63	0.21

Group 1 Automotive, Inc.	Plan Sponsor	September 2007 participant contribution deferrals not remitted to the Plan until October 4, 2007.	529.07	0.15

Group 1 Automotive, Inc.	Plan Sponsor	December 2007 participant contribution deferrals not remitted to the Plan until January 4, 2008.	2,253.11	3.83
See Report of Independent Registered Public Accounting Firm

GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

Plan Number 001 EIN 76-0506313

	(b) Identity of
	Issue, Borrower,	(c) Description of Investment Including
	Lessor or	Maturity Date, Rate of Interest,		(e) Current
(a)	Similar Party	Collateral, Par or Maturity Value	(d) Cost	Value

*	(A)	Interest bearing cash	**	$316,406

	(A)	453,571.984 shares — Alger Capital Appreciation Institutional Portfolio Fund	**	9,910,548

	(A)	197,068.557 shares — The Oakmark Equity & Income Fund	**	5,297,203

	(A)	859,503.882 shares — American Bond Fund of America	**	11,225,120

	(A)	180,199.383 shares — Columbia Mid-Cap Value Fund	**	2,645,327

	(A)	308,894.898 shares — Allianz NFJ Small-Cap Value Fund	**	9,501,607

	(A)	298,314.820 shares — American Growth Fund of America	**	10,142,704

	(A)	596,724.866 shares — Van Kampen Growth & Income Fund	**	12,680,403

	(A)	560,284.608 shares — ING International Value Fund	**	10,410,088

	(A)	127,157.753 shares — Van Kampen Small Cap Growth Fund	**	1,514,449

	(A)	354,866.106 shares — MFS International Growth Fund	**	9,545,898

	(A)	141,653.450 shares — Munder Mid-Cap Core Growth Fund	**	4,300,599

*	(A)	5.411 shares — Blackrock Total Return Portfolio Fund	**	62

*	(A)	41,856.128 shares — Merrill Lynch Equity Index Trust II Fund	**	4,791,689

*	(A)	13,876,409.687 shares — Merrill Lynch Retirement Preservation Trust Fund	**	13,751,522

*	(A)	62,576.408 shares — Group 1 Automotive, Inc.	**	1,486,190

*	Participant Loans	Loans to Participants at interest rates ranging from 5.0% to 11.0%	—	4,220,254

				$111,740,069

*	Represents a party-in-interest.

**	Not applicable as permitted by Department of Labor for participant directed individual account plans.

(A)	All transactions were with Merrill Lynch Trust Company.
See Report of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Group 1 Automotive, Inc. 401(k) Savings Plan Administrator (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 27, 2008	Group 1 Automotive, Inc. 401(k) Savings Plan

/s/ J. Brooks O’Hara
J. Brooks O’Hara
Vice President, Human Resources Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm